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           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                MARCH 11, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                Schedule 13E-3
                            Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                PG ENERGY INC.
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

                      DEPOSITARY PREFERRED SHARES, EACH
                  REPRESENTING A 1/4 INTEREST IN A SHARE OF
          9% CUMULATIVE PREFERRED STOCK, PAR VALUE $100.00 PER SHARE
                        (Title of Class of Securities)
                                  708747407
                    (CUSIP Number of Class of Securities)
                                THOMAS J. WARD
                                  SECRETARY
                                PG ENERGY INC.
                             WILKES-BARRE CENTER
                               39 PUBLIC SQUARE
                       WILKES-BARRE, PENNSYLVANIA 18711
                                (717) 829-8843
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Communications on Behalf of the Person Filing the Statement)


                                   COPY TO:
                               GARETT J. ALBERT
                            HUGHES HUBBARD & REED
                            ONE BATTERY PARK PLAZA
                        NEW YORK, NEW YORK 10004-1482
                                (212) 837-6000

                                MARCH 11, 1996
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

This statement is filed in connection with (check the appropriate box):

   a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [ ] The filing of a registration statement under the Securities Act of 1933.

   c. [X} A tender offer.

   d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction Valuation*                         Amount of Filing Fee
--------------------------------------------------------------------------------
      $27,000,000                                         $5,400
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 100,000 shares at $50.00 per share. Calculation based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $5,400
Form or Registration No.: 13E-4
Filing Party: PG Energy Inc.
Date Filed: March 11, 1996

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
   This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), to purchase any and all of its outstanding Depositary Preferred Shares (the "Shares"), each representing a one-fourth interest in a share of its 9% Cumulative Preferred Stock, par value $100.00 per share, liquidation preference $100.00 per share (equivalent to $25.00 per Share), at $27.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.

   The  cross  reference  sheet  below is being  supplied  pursuant  to  General
Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is attached hereto as Exhibit (g)(2), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4.

                            CROSS-REFERENCE SHEET


   ITEM IN              LOCATION IN
SCHEDULE 13E-3        SCHEDULE 13E-4
------------------  ------------------
  Item 1(a).......  Item 1(a)
  Item 1(b).......  Item 1(b)
  Item 1(c).......  Item 1(c)
  Item 1(d).......  *
  Item 1(e).......  *
  Item 1(f).......  *
  Item 2(a).......  *
  Item 2(b).......  *
  Item 2(c).......  *
  Item 2(d).......  *
  Item 2(e).......  *
  Item 2(f).......  *
  Item 2(g).......  *
  Item 3(a)(1)....  *
  Item 3(a)(2)....  *
  Item 3(b).......  *
  Item 4(a).......  *
  Item 4(b).......  *
  Item 5(a).......  Item 3(b)
  Item 5(b).......  Item 3(c)
  Item 5(c).......  Item 3(d)
  Item 5(d).......  Item 3(e)
  Item 5(e).......  Item 3(f)
  Item 5(f).......  Item 3(i)
  Item 5(g).......  Item 3(j)
  Item 6(a).......  Item 2(a)
  Item 6(b).......  *
  Item 6(c).......  Item 2(b)
  Item 6(d).......  *
  Item 7(a).......  Item 3
  Item 7(b).......  *
  Item 7(c).......  *

                                       (i)


  ITEM IN               LOCATION IN
SCHEDULE 13E-3        SCHEDULE 13E-4
------------------  ------------------
  Item 7(d).......  *
  Item 8(a).......  *
  Item 8(b).......  *
  Item 8(c).......  *
  Item 8(d).......  *
  Item 8(e).......  *
  Item 8(f).......  *
  Item 9(a).......  *
  Item 9(b).......  *
  Item 9(c).......  *
  Item 10(a)......  *
  Item 10(b)......  *
  Item 11.........  Item 5
  Item 12(a)......  *
  Item 12(b)......  *
  Item 13(a)......  *
  Item 13(b)......  *
  Item 13(c)......  *
  Item 14(a)......  Item 7(a)
  Item 14(b)......  Item 7(b)
  Item 15(a)......  *
  Item 15(b)......  Item 6
  Item 16.........  Item 8(e)
  Item 17(a)......  Item 9(b)
  Item 17(b)......  *
  Item 17(c)......  Item 9(c)
  Item 17(d)......  Item 9(a)
  Item 17(e)......  *
  Item 17(f)......  Item 9(f)


-----------
* The Item is located in the Schedule 13E-3 only.

                                      (ii)

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


   (a) The name of the issuer is PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), and the address of its principal executive offices is Wilkes-Barre Center, 39 Public Square, Wilkes-Barre, Pennsylvania 18711.

   (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding Depositary Preferred Shares (the "Shares"), each representing a one-fourth interest in a share of its 9% Cumulative Preferred Stock, par value $100.00 per share, liquidation preference $100.00 per share (equivalent to $25.00 per Share), at $27.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of March 11, 1996, the Company had issued and outstanding 1,000,000 Shares. As of March 7, 1996, there were approximately 500 holders of record of Shares. The information set forth on the cover page, and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

   (c) and (d) The information set forth on the cover page, and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.

   (e) Not applicable.

   (f) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 and on Schedule C, "Purchase of Preferred Stock of the Company by the Company or its Affiliates Since January 1, 1994," of the Offer to Purchase is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

   The issuer is the party filing this Statement.

   (a)-(d)  The  information  set forth  under  "The  Offer-Certain  Information
Concerning  the  Company-Directors  and  Executive  Officers of the  Company" in
Section 11 and on Schedule A, "Directors and Executive Officers of the Company," of the Offer to Purchase is incorporated herein by reference.

   (e) and (f) None.

   (g) The information set forth under "The Offer-Certain Information Concerning the Company-Directors and Executive Officers of the Company" in Section 11 and on Schedule A, "Directors and Executive Officers of the Company," of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

   (a) Not applicable.

   (b) None.


ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth on the cover page, and under "Introduction," "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 and "The Offer" of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(g) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in
Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth under "The Offer-Source and Amount of Funds" in
Section 12, "The Offer-Certain Information Concerning the Company-Recent Developments" in Section 11 and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

   (c) and (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

   (b) None.

   (c) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 and "Special Factors-Certain Federal Income Tax Consequences" in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(b) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer, Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth under "The Offer-Certain Information Concerning the Company-Recent Developments" in Section 11 of the Offer to Purchase is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

   (c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

   (a) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 and on Schedule B, "Interest in Preferred Stock of the Company," of the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

   The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

   (a) and (b) The information set forth on the cover page, and under "Introduction" and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

   (a) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

   (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

   (a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Summary Historical Financial Information" and "The Offer-Certain Information Concerning the Company-Summary Unaudited Pro Forma Financial Information" in Section 11 of the Offer to Purchase is incorporated herein by reference, and the information set forth on pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed as Exhibit (g)(1) hereto, is incorporated herein by reference.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   (a) and (b) The  information set forth under "The Offer-Fees and Expenses" in
Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (a)   None.

   (b)   None.

   (c)   None.

   (d)(1) Form of Offer to Purchase, dated March 11, 1996.

(d)(2)   Form  of  Letter  of   Transmittal   together   with   Guidelines   for
         Certification of Taxpayer Identification Number on Substitute Form W-9.

(d)(3) Form of Letter to Stockholders of the Company from Dean T. Casaday, President and Chief Executive Officer of the Company, dated March 11, 1996.

(d)(4)   Form of Notice of Guaranteed Delivery.

(d)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 11, 1996.

(d)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(7)   Form of Summary Advertisement, dated March 12, 1996.

(d)(8)   Form of Press Release issued by the Company, dated March 11, 1996.

(e)      Not applicable.

(f)      None.


(g)(1) Pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(g)(2)   Issuer Tender Offer Statement on Schedule 13E-4.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                PG Energy Inc.


                                By:  /s/ John F. Kell, Jr.
                                   ------------------------------
                                   Name: John F. Kell, Jr.
                                   Title:  Vice President, Financial Services


Dated: March 11, 1996

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                                         DESCRIPTION
------                                         -----------
(d)(1).....  Form of Offer to Purchase, dated March 11, 1996.

(d)(2).....  Form of Letter of Transmittal together with Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

(d)(3).....  Form of Letter to Stockholders of the Company from Dean T. Casaday, President and Chief
             Executive Officer of the Company, dated March 11, 1996.

(d)(4).....  Form of Notice of Guaranteed Delivery.

(d)(5).....  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
             dated March 11, 1996.

(d)(6).....  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.

(d)(7).....  Form of Summary Advertisement, dated March 12, 1996.

(d)(8).....  Form of Press Release issued by the Company, dated March 11, 1996.

(g)(1).....  Pages 23 through 47 of the Company's Annual Report on Form 10-K for the year ended December
             31, 1995.

(g)(2).....  Issuer Tender Offer Statement on Schedule 13E-4.